UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

Pomona Investment Fund

(Name of Issuer)

Pomona Investment Fund

(Name of Person(s) Filing Statement)

Shares of Beneficial Interest—Class A Shares, Class I Shares and Class M2 Shares

(Title of Class of Securities)

Class A Shares – 732125109

Class I Shares - 732125208

Class M2 Shares - 732125406

(CUSIP Number of class of securities)

Michael D. Granoff

Pomona Management LLC

780 Third Avenue, 46th Floor

New York, NY 10017

(212) 593-3639

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

William J. Bielefeld, Esq.

Dechert LLP

1900 K Street, N.W.

Washington, DC 20006

March 22, 2022

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $29,261,698 (a) Amount of Filing Fee: $2,712.56(b)

(a)	Calculated as the aggregate maximum purchase price for Shares.

(b)	Calculated at $92.70 per $1,000,000 of the Transaction Valuation of 5% of the net asset value at December 31, 2021 and $92.70 per $1,000,000 on the additional transaction value adjusted for the June 30, 2022 net asset value.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,252.41

Form or Registration No.: SC TO-I

Filing Party: Pomona Investment Fund

Date Filed: March 22, 2022

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on March 22, 2022 by Pomona Investment Fund (the "Fund") in connection with an offer (the “Offer”) by the Fund to purchase up to $24,297,810 of shares of beneficial interest ("Shares") in the Fund on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal and . Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement on March 22, 2022. The original purchase amount of $24,297,810 was adjusted to $29,261,698 based on the net asset value at June 30, 2022.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund (“Shareholders”) that desired to tender Shares or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on April 18, 2022.

2. Valuation Date of the Shares tendered pursuant to the Offer was June 30, 2022.

3. The net asset value of the Shares tendered pursuant to the Offer were calculated as of June 30, 2022 in the amount of $70,000 for Class A Shares, $1,248,000 for Class I Shares and $0 for Class M2 Shares.

4. The payment of the purchase price of the Shares or portions of Shares tendered was made in the form of promissory notes issued to each of the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by DST Asset Manager Solutions, Inc., the Fund's transfer agent, on behalf of such Shareholders, in accordance with the terms of the Offer. Two (2) Class A Shareholders whose tenders were accepted for purchase of the Fund, did not tender their entire Shares. Four (4) Class I Shareholders whose tenders were accepted for purchase by the Fund, tendered all of their Shares held in the Fund; therefore, pursuant to the promissory note issued to the Shareholders, the Fund paid to the Shareholders 100% of the Shareholder’s unaudited net asset value of the Shares tendered. The payments were wired to the account designated by each Shareholder in their Letter of Transmittal on September 6, 2022.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POMONA INVESTMENT FUND

	By:	/s/ Michael D. Granoff
	Name:	Michael D. Granoff
	Title:	President & Principal Executive Officer
September 22, 2022